[GRAPHIC]	787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

November 13, 2006

VIA EDGAR

James E. O’Connor, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	iShares KLD 400 Social Index Fund of iShares Trust
Amendment No. 62 to the Registration Statement on Form N-1A
File Nos. 333-92935 and 811-09729

Dear Mr. O’Connor:

On behalf of iShares KLD 400 Social Index Fund (the “Fund”) of iShares Trust, a Delaware statutory trust (the “Trust”), we are hereby filing Post-Effective Amendment No. 62 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A under the Securities Act of 1933 and the Investment Company Act of 1940. The Amendment is being filed to respond to your comments of September 28, 2006 regarding the amendment to the Trust’s Registration Statement filed on August 18, 2006 and to make other non-material changes.

Below we describe the changes we have made in response to your comments and provide the information you requested. For your convenience, your comments are presented in summary form below in italicized text and each comment is followed by our response.

1.	The Fund’s prospectus provides that the Fund seeks to track the performance of the Domini 400 SocialSM Index (the “Index”). Please provide your analysis of why naming the Fund “iShares KLD 400 Social Index Fund” when it seeks to track the “Domini 400 SocialSM Index” does not violate Rule 35d-1 under the Investment Company Act.

Response: The Trust submits that the Fund’s name is not misleading under Rule 35d-1 or otherwise because the names “KLD 400 Social Index” and “Domini 400 SocialSM Index” refer to the same index of securities. KLD Research & Analytics, Inc. (“KLD”), which calculates and maintains the Index and owns the right to license its use, is a recognized index provider that maintains and publishes a

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James E. O’Connor, Esq.

Division of Investment Management

Securities and Exchange Commission

November 13, 2006

number of other indexes. The Trust has decided (for licensing and marketing reasons) to refer to KLD, rather than Domini, in the Fund’s name. KLD does not maintain any other index with the phrase “400 Social Index” included in its name. Moreover, the Fund’s prospectus and statement of additional information (“SAI”) clearly disclose that the Fund seeks to track the Index (i.e., the Domini 400 SocialSM Index).

As noted by the Securities and Exchange Commission in the release adopting Rule 35d-1,1 the Division of Investment Management, in determining whether a particular name is misleading, “will consider whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments….” The Trust submits that using the KLD brand in the Fund’s name is not inconsistent with the Fund’s investment in the securities constituting the Index because both names connote an investment in the same group of securities.

2.	Consider adding additional disclosure regarding the methodology and factors used to determine the constituent components of the Index.

Response: The Fund has included additional information in the prospectus regarding the methodology used to determine the constituents of the Index.

3.	Please provide your analysis of why the limitations used by the methodology employed to determine the securities included in the Index should not be listed as investment limitations of the Fund.

Response: The Fund has determined not to adopt the limitations contained in the Index’s methodology as investment limitations of the Fund. The Fund is an exchange-traded fund whose investment objective is to seek investment results that correspond generally to the price and yield performance, before fees and expenses, of the Index. In seeking this objective, the Fund’s investment strategy is to invest its assets primarily in the securities of the Index and use certain investment techniques (such as representative sampling) that will enable it to track the performance of the Index without necessarily holding all of the Index’s constituent securities. Moreover, the index provider may change the methodology used to construct the Index without notice to, or consultation with, the Fund. Thus, because the Fund’s portfolio investments are related to the Index and the tracking of its performance, the Fund believes it is in the best interests of its shareholders not to adopt the limitations employed by the Index as investment limitations of the Fund.

[1]	Investment Company Names, Investment Company Act Release No. 24828 (Jan. 2001) (discussing the standard used by the Division to scrutinize investment company names not directly covered by the rule).

James E. O’Connor, Esq.

Division of Investment Management

Securities and Exchange Commission

November 13, 2006

* * * * * * * * *

The Trust acknowledges that the Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement. The Trust acknowledges that Staff comments or changes in disclosure in the Registration Statement in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing and that the Trust may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (212) 728-8970 if you have any questions regarding the responses provided in this letter.

Very truly yours,

/s/ P. Jay Spinola
P. Jay Spinola

cc:	Adam Mizock, Esq.